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                         [NIKO INTERNATIONAL LETTERHEAD]

January 28, 1998


Mr. Lee Marshall
MagicWorks Entertainment

                                    RE: EVITA

Dear Lee:

The following shall set forth the terms of our understanding in regard to Magic's participation in EVITA:

o Magic shall contribute 35% of the total capital required to mount the production which is currently estimated to be $2.45M (exclusive of 'Bonds & Deposits'), for which Magic shall receive a proportionate share of 100% of the producer share of profits.

o Magic shall be afforded the opportunity to invest up to an additional 35% of capitalization for which Magic shall receive a proportionate share of 50% of 100% of the producer share of the profits.

o Magic shall receive second (2nd) position producer billing above the title of the play.

o Magic shall receive one (1%) percent producer royalty of the weekly NAGBOR or Company Share as the case may be.

Once we proceed closer to production, we shall forward a more formal agreement incorporating the aforementioned terms.

Thank you for your continued support and friendship and I look forward to a highly successful production with you.

Personal best,


/s/ Manny Kladitis
------------------
Manny Kladitis

                                                       Agreed:
                                                       MagicWorks Entertainment


                                                       By:  /s/ Lee Marshall
                                                            -------------------
                                                            Lee Marshall